FILED BY FIDELITY NATIONAL FINANCIAL, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: FGL HOLDINGS
COMMISSION FILE NO. 001-37779
The following are excerpts from the transcript of Fidelity National Financial, Inc.’s earnings call held on February 14, 2020.
CORPORATE PARTICIPANTS
Anthony John Park Fidelity National Financial, Inc. - Executive VP & CFO
Christopher Owsley Blunt FGL Holdings - President, CEO & Director
Michael Joseph Nolan Fidelity National Financial, Inc. - President
Raymond Randall Quirk Fidelity National Financial, Inc. - CEO & Director
William Patrick Foley Fidelity National Financial, Inc. - Non-Executive Chairman
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William Patrick Foley - Fidelity National Financial, Inc. - Non-Executive Chairman:
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“Turning to our acquisition of FGL Holdings or F&G, which we announced last week. FNF has agreed to acquire F&G for $12.50 per share of common stock in an equity deal valued at approximately $2.7 billion. We expect the transaction to be more than 20% accretive on a pro forma basis to FNF’s 2021 earnings and 10% accretive on a pro forma basis to FNF’s 2020 earnings, assuming the transaction closes by June 30, 2020.
Through the acquisition, FNF will expand into the retirement and insurance business, which will diversify FNF’s cash and income streams beyond title insurance. Importantly, we expect F&G to reduce the risk and volatility inherent in our title operations by providing a counterbalance to FNF’s earnings sensitivity to mortgage interest rates, while offering significant intermediate earnings accretion.
Ideally - additionally, we are excited with F&G’s very attractive growth outlook, as the retirement and insurance business is benefiting from an aging demographic and accommodative government policy, which are driving robust demand for their products. FNF also offers F&G’s size, scale and financial strength, which will allow F&G to capitalize on incremental organic and inorganic growth opportunities.
Of note, we expect our acquisition to accelerate F&G’s ratings upgrades, which will open new broker-dealer and bank channels for the distribution of its retirement and insurance products. We also see the potential for cross-selling retirement and insurance products through FNF’s extensive bank network.
Looking forward, we are committing to creating meaningful long-term value for our shareholders through a thoughtful capital allocation strategy focused on dividends, share repurchases, debt pay down and further investments in our business segments.
We have no plans to alter our current dividend policy. And as a reminder, during the fourth quarter, we raised our quarterly dividend 6.5% to $0.33 per share, which used $90 million in available holding company cash. With the addition of F&G’s earnings and cash flow, we would expect to increase our dividend over time. We will continue to be opportunistic buyers of our stock in accordance with our existing buyback authorization.”
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Question: “Assuming the F&G transaction closes as planned, how do you think about the relative attractiveness of the different options you’ll have for deploying your free cash flow coming out of the title business? Where do you see the best returns between investing it in the F&G business, buybacks, M&A, dividends, et cetera?”

William Patrick Foley - Fidelity National Financial, Inc. - Non-Executive Chairman:

“Yes, I think M&A is, other than perhaps buying blocks of business on the F&G side, will not be significant. What I would like to see us do is continue to look at our dividend and move our dividend north and then also reengage on the stock repurchase program. And we’re - we’ve just got a couple of open items going on right now with F&G. So we’re precluded from repurchasing shares at this particular time. But as soon as the window opens, we intend to go back in and start our normal daily stock repurchase plans or repurchase program. So F&G will be exciting for us. It’s a growth business. We’re going to enable them to get a ratings bump, ratings increase, which will allow different channels to open up for F&G. And that will kind of be where M&A occurs to the extent there is M&A. And then there’s also always opportunities and possibilities with regard to title agents that we may want to assimilate and bring into our company. But there aren’t a lot available, but there are some, and we will continue to try and grow our market share, either through acquisition or through organic growth by taking market share from the other large players.”
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Question: “Just had a couple on FG, I guess. As we think about your earnings mix going forward longer term, after the acquisition, it looks like it’s going to be 25-75 FG title. Where would you like that mix to go to and where you’d feel adequately hedged, I guess, which is the point of this acquisition?”
William Patrick Foley - Fidelity National Financial, Inc. - Non-Executive Chairman:
“I’d like to think more in terms of what are the assets under management going to end up being at F&G. And our goal is to double the assets under management in 5 years. If that were to happen, we’re probably going to be a 50-50 company earnings-wise. But that’s really our - that’s our primary focus is to keep growing assets under management. And Chris can talk about that through - for a bit, too, if you want to chime in.”
Christopher Owsley Blunt - FGL Holdings - President, CEO & Director:
“Yes. I think, again, a couple of key points. This is Chris Blunt. One, this is just an accelerator to the strategy that’s already in place. So we don’t need outsized additional growth to achieve that over the next 5 years. Bill mentioned the ratings upgrade. Obviously, that’s critical for us. So that will be a big accelerant to our organic growth. And we are effectively capital self-sufficient at the moment. And so this is the potential capital infusion or need would really be if we just simply stepped on the gas from here.”
Question: “Got it. And then I was just wondering on investment income. I think FG’s yield is somewhere in the 4.5% range with the Blackstone relationship. Has there been any discussion internally on maybe moving some of the FNF book over there to sort of get that yield accretion over time?”
William Patrick Foley - Fidelity National Financial, Inc. - Non-Executive Chairman:
“Yes, there has been discussion, and that’s kind of part of our plans to take some of this free cash we have sitting at FNF that we just leave in money market funds and so on and free off some of that and let Chris work with it with Blackstone.”
Question: “Are there any thoughts on timing on that? I mean is that right after the acquisition or something for 2021?
William Patrick Foley - Fidelity National Financial, Inc. - Non-Executive Chairman:
“It will be after the acquisition. And right now, Chris is busy consolidating some offices and working through - we’re working through the acquisition plan. But it wouldn’t be that complicated to give Blackstone some additional funds.”
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Question: “As you think about FG’s growth potential and ratings upgrades, I was wondering if you could talk about the implications of moving from BBB+ to an A- compared to moving from an A- to an A, which I think you had characterized maybe a longer-term outcome. So I guess, what distribution channels open up when you move to A-? And are there certain partners that you can only transact with on the flat A. And Chris, prior to the FNF deal, was your broker rollout this year just premising being rated BBB?”
Christopher Owsley Blunt - FGL Holdings - President, CEO & Director:

“Yes, great question. So I’ll answer reverse order. Yes, the rollout that’s going to occur in the second quarter of this year into independent broker-dealer and banks was assuming A-. If you know those distribution channels, that’s kind of the minimum table stakes. So we had hoped that maybe a year out, 18 months out, we could get to that next upgrade. So accelerating that is very meaningful to us. So as I say, hopefully, at some point, solid A with A.M. Best, A- with the S&Ps and the Moody’s and Fitchs of the world. That is a very big deal for us. So that will open up faster, deeper penetration into independent broker-dealers. It opens up banks combined with all of the great relationships that FNF has. So - and then it will also bring into play markets that we have not being able to really play in yet like pension risk transfer. So this is kind of taking what was a good growth story and a lot of initiatives in 2021 and ‘22 and basically rolling it forward a year, 1.5 years.”
Question: “Okay, that’s helpful. And then, Chris, just a second one. In FG’s statutory earnings, which I view as a proxy for cash flow. And I guess, the context of this question is just topic of cash flow generation, which I think is one of the themes investors in FNF focus on. So in the past, stat earnings at about $200 million every year, which if I understood correctly, is truly excess capital net of any organic growth requirements. And so just recognizing the new one is seeing gap in stat, how should we think about the $200 million in the context of your operating earnings, which if you go back in a sense, those should grow by about 30% over the next couple of years. Should we expect a similar trajectory for stat cash flow, but maybe perhaps a little lag?”
Christopher Owsley Blunt - FGL Holdings - President, CEO & Director:
“Yes. So probably need to be a little careful here, because as you know, we’ve got our earnings release coming up on February 26. But a couple of comments that we’ve made before. As I said, when we project forward pre-FNF, we felt we were capital self-sufficient for the growth plans that we had at the time. So now having the potential, at least for additional capital, if needed, just allows us to accelerate that growth. One thing you’ve seen from us consistently, and I don’t expect that, that would change is our stat earnings have been pretty consistent in tracking our GAAP earnings, which hopefully gives folks comfort that we’re straight down the middle on how we account for things. So I don’t want to make any prognostications. But yes, this should be a positive in terms of access to capital and nothing that would cause it to be a negative.”
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Question: “Bill or maybe, Tony, just a bigger picture question on FGL. It’s clearly been that with somewhat mixed reception. You guys have had a couple of days since the announcement. I’m sure you’ve talked to a lot of investors. What’s the main pushback or maybe what’s the most common thing you think FNF investors are missing with this deal?”
Anthony John Park - Fidelity National Financial, Inc. - Executive VP & CFO:
“Well, the main pushback, I think, is just surprise currently. And I think that people anticipated that we were going to do something with the excess cash. But I don’t think that they know exactly what. And a lot of people were hopeful that we’ve given to them, either in the form of a buyback or a dividend. And when that didn’t happen, I think you’ve seen some people maybe that were holders or sellers. I think you also have some ARB activity that influences right out of the gate, something like this. Chris could probably speak to maybe some of the things that people miss in F&G that might be different than similar companies in our industry.”

Christopher Owsley Blunt - FGL Holdings - President, CEO & Director:
“Yes, Tony, I think that’s right. I would add that we’re not a traditional life insurance company. So that’s probably the biggest misunderstood component that people need to get in, do their homework to appreciate. We’ve got a young book of fixed indexed and indexed annuities. So we don’t have a lot of legacy assets. We’ve proven over time, the company is pretty resilient to movements in interest rates. We’ve been able to maintain a very consistent net spread, with rates everywhere from 140 on the tenure to 3% on the tenure. So I think there’s a sense, if you don’t know the space, everybody gets lumped together, low rates, bad for insurance companies, yes, for traditional legacy insurance companies, but we are much more of a spread lender where we can reprice our liabilities on a regular basis. So that’s probably number one. The second is this issue of what if we’re late in the credit cycle and what’s in that portfolio. We’ve actually taken credit risk down during the Blackstone period where Blackstone has been managing the FG portfolio. And we’ve done stress test, which we would release publicly. We’ve had independent folks verify that. So the miss there is - so you’re getting some extra yield, but it must be coming at the harm of credit. Actually, we’ve enhanced credit. We’ve been doing things like selling BBB corporates and buying higher-rated structured securities, CMBS, asset-backed securities. So it’s really sort of getting your head around. We believe we’ve improved the credit profile. Some of those securities are a little less liquid, but we have very sticky liabilities and a ton of liquidity. So I think those are probably the two that most of our investors took them a while to get their arms around that, because the sector - the life sector, when rates are down, just doesn’t trade well. But most of what people are concerned about just doesn’t apply to us.”
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Question: “One final question on the F&G, the goal of double assets in 5 years. Is there kind of a notional template, how much of that should be organic versus how much might be a block or PRT transactions?”
Raymond Randall Quirk - Fidelity National Financial, Inc. - CEO & Director:
“Yes. I would say that the overwhelming part of that will be organic growth. So that does not assume any large transactions, not that we wouldn’t take a swing in a couple of smaller size blocks or a flow transaction, for example. But the bulk of that is just running out the playbook of - we’ve been growing at 20% in our core IMO channel that doesn’t show signs of - we’re not anticipating that slowing for any particular reason. And now we add in banks and broker-dealers, a couple of small block transactions, maybe a flow deal here or there. It’s not heroic assumptions to get to that doubling.”
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Question: “On the F&G, I know that one of the folks in your space, American Equity, yesterday had good results. They talked about a lengthening of the assets, more persistency, lower lapses. And therefore, you’re getting higher long-term earnings. I’m just sort of curious whether you’ve seen that phenomenon in your book? Have you already taken it into account when you look at your financials? Just a couple of words on that topic would be helpful.”
Christopher Owsley Blunt - FGL Holdings - President, CEO & Director:
“Yes, this is Chris again. I probably have to be real careful, just given where we are in our timing of our own earnings announcements. But probably the most important thing is strong top line growth. And we’re not - just say, we’re not seeing any negative patterns. So maybe just leave it at that.”
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William Patrick Foley - Fidelity National Financial, Inc. - Non-Executive Chairman:
“Thank you. We’re very pleased with our fourth quarter title results that rounded out a record-breaking year. Looking to 2020, with an anticipated moderation in mortgage originations later in the year, we will remain vigilant in our expenses as we manage the expected slowdown in volumes. Lastly, we’re excited to welcome F&G into the FNF family in the coming months upon completion of our pending merger.”
[END OF TRANSCRIPT]

Forward-Looking Statements
“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995: This material contains, and certain oral statements made by our representatives from time to time may contain, forward-looking statements relating to the Company, including statements relating to the Mergers and related matters. Such statements are subject to risks and uncertainties, many of which are beyond F&G’s and FNF’s control, that could cause actual results, events and developments to differ materially from those set forth in, or implied by, such statements. These statements are based on the beliefs and assumptions of the management of F&G and FNF, respectively. Forward-looking statements are generally identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “plans,” “seeks,” “estimates,” “projects,” “may,” “will,” “could,” “might,” or “continues” or similar expressions. Factors that could cause actual results, events and developments to differ include, without limitation: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with FNF; (2) the outcome of any legal proceedings that may be instituted against F&G or FNF following the announcement of the merger agreement and the transactions contemplated therein; (3) the inability to complete the transactions contemplated by the merger agreement, including due to failure to obtain approval of the shareholders of FNF or other conditions to closing in the merger agreement; (4) delays in obtaining or the inability to obtain necessary regulatory approvals (including approval from insurance regulators) required to complete the transactions contemplated by the merger agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement or could otherwise cause the transactions contemplated by the merger agreement to fail to close; (6) the risk that the transactions contemplated by the merger agreement disrupt current plans and operations of F&G or FNF as a result of the announcement thereof; (7) the ability to recognize the anticipated benefits of the transactions contemplated by the merger agreement, which may be affected by, among other things, competition, the ability of the management of F&G and FNF to grow and manage growth their respective businesses profitably and to retain their key employees; (8) costs related to the transactions contemplated by the merger agreement; (9) changes in applicable laws or regulations; (10) the risk that the transactions contemplated by the merger agreement will not qualify for their intended tax treatment; (11) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S. or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the transactions contemplated by the merger agreement, cause the terms of such transactions to be modified or change the anticipated tax consequences of such transactions; (12) the possibility that F&G or FNF may be adversely affected by other economic, business, and/or competitive factors; and (13) other risks and uncertainties identified in F&G’s and FNF’s filings with the Securities and Exchange Commission (“SEC”). FNF cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither F&G nor FNF undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.
Additional Information about the Proposed Transaction and Where to Find It
This material relates to a proposed transaction between FNF and F&G, which may become the subject of a registration statement and relevant solicitation materials filed by FNF with the SEC. This material is not a substitute for the registration statement and relevant solicitation materials that FNF may file with the SEC or any other documents which FNF may send to its or the Company’s shareholders in connection with the proposed transaction. Investors and security holders are urged to carefully and entirely read the registration statement and relevant solicitation materials and all other relevant documents, as well as any amendments or supplements to these documents, if and when they become available because they will contain important information about the proposed transaction and related matters. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov). Copies of documents filed with the SEC by FNF will be made available free of charge on FNF's investor relations website. In addition, documents would be available for free from the Company by contacting Jamie Lillis, Managing Director, Solebury Trout, 203-428-3223, jlillis@soleburytrout.com.
No Offer or Solicitation
This material is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.